UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 28, 2016

MARRIOTT INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-13881	52-2055918
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10400 Fernwood Road, Bethesda, Maryland	20817
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (301) 380-3000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07.	Submission of Matters to a Vote of Security Holders

Marriott International, Inc. (“Marriott”) convened and adjourned a special meeting of stockholders on March 28, 2016 held to consider certain matters relating to Marriott’s proposed merger with Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”). Of the 254,579,935 shares of Class A common stock outstanding and entitled to vote (representing total voting power of 2,545,799,350 votes), 1,516,830,679 votes were represented at the meeting, or approximately 60% of the total outstanding, which was sufficient to constitute a quorum. The final results of voting for the only matter submitted to a vote of stockholders at the meeting are as follows:

Proposal 2 – Approval of Adjournment of Special Meeting

Marriott’s stockholders approved a proposal to adjourn the special meeting to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the proposal to issue shares of Marriott common stock to the Starwood stockholders in the proposed merger with Starwood. There were 1,453,175,506 votes for the Marriott adjournment proposal, 28,715,797 votes against the Marriott adjournment proposal, 34,939,384 abstentions and 0 broker non-votes.

Item 8.01.	Other Events

Adjournment of Special Meeting

In connection with stockholder approval of the adjournment proposal described above, Marriott adjourned the special meeting of Marriott stockholders previously scheduled for March 28, 2016. The special meeting will be adjourned to April 8, 2016 at 10:00 a.m., local time, at Marriott Corporate Headquarters, 10400 Fernwood Road, Bethesda, Maryland 20817. The record date for the special meeting remains February 2, 2016.

Press Release Reaffirming Commitment to Acquire Starwood

After being notified on March 28, 2016 by Starwood of its determination that a non-binding unsolicited proposal from a consortium of potential investors, led by Anbang Insurance Group, is reasonably likely to lead to a “Superior Proposal” (as defined in the merger agreement with Starwood), Marriott issued a press release reaffirming its commitment to acquire Starwood. A copy of the press release is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

d) Exhibits

The following exhibit is filed as part of this report.

99.1	Press Release, dated March 28, 2016

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including Marriott’s alternatives for responding to the Anbang consortium proposal, Starwood’s possible termination of the Marriott merger agreement, the possible value range for Marriott stock and other anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors identified in Marriott’s most recent Annual Report on Form 10-K and in the joint proxy statement / prospectus on Form S-4 that we filed with the U.S. Securities and Exchange Commission on February 16, 2016. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of the date of this communication. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

This communication relates to a proposed business combination between Marriott and Starwood. In connection with this proposed business combination, on February 16, 2016, Marriott filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed business combination. The registration statement on Form S-4 was declared effective by the Commission on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. INVESTORS AND SECURITY HOLDERS OF MARRIOTT AND STARWOOD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MARRIOTT INTERNATIONAL, INC.

Date: March 28, 2016	By:	/s/ Bancroft S. Gordon
Bancroft S. Gordon
Vice President, Assistant General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated March 28, 2016.